As filed with the Securities and Exchange Commission on September 15, 2005


                                                               FILE NO. 70-10270

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 4

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                              Allegheny Energy, Inc.
                            Monongahela Power Company
                      Allegheny Energy Service Corporation
                              800 Cabin Hill Drive
                              Greensburg, PA 15601
                     --------------------------------------


                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                connection with this Application-Declaration to:



Kathryn L. Patton                       Clifford M. Naeve
Deputy General Counsel                  William C. Weeden
Allegheny Energy, Inc.                  Kathleen L. Barron
800 Cabin Hill Drive                    Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA 15601                    1440 New York Avenue, NW
                                        Washington, D.C. 20005

     Applicants hereby amend Item 1.C in the Application-Declaration they filed with the Securities and Exchange Commission in this matter on December 1, 2004, as amended December 22, 2004, June 14, 2005, and August 26, 2005, by deleting the last sentence thereof and replacing it as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

                                     * * *

C.   Description of the Buyer

     * * *

Based upon discussions with the Buyer, Applicant understands that Buyer will request exemption under Section 3(a)(1) under the Act, and that ArcLight does not believe that its investment in the limited partnership will cause it to be a 'holding company' as that term is defined under Section 2(a)(7) of the Act.

                                     * * *

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    September 15, 2005

                                        Allegheny Energy, Inc.


                                        By:     /s/ Kathryn L. Patton
                                                ----------------------
                                        Title:  Deputy General Counsel of
                                                Allegheny Energy, Inc.



                                        Monongahela Power Company


                                        By:     /s/ Kathryn L. Patton
                                                ----------------------
                                        Title:  Deputy General Counsel of
                                                Monongahela Power Company